Exhibit 99.1

Ad hoc announcement pursuant to Art. 53 LR

Relief Therapeutics Announces $2 Million Milestone Under Royalty Sales Agreement

GENEVA (SEPT. 23, 2024) – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) (Relief, or the Company), a biopharmaceutical company committed to delivering innovative treatment options for select specialty, unmet and rare diseases, today announced it will receive a $2 million milestone payment from SWK Funding LLC (SWK) this month, following the U.S. Food and Drug Administration’s (FDA) approval of Zevra Therapeutics Inc.’s arimoclomol for the treatment of Niemann-Pick Disease Type C.

The payment is part of the previously announced royalty monetization agreement between Relief and SWK. Under this agreement, Relief received an initial $5.75 million in August 2024 and is eligible to receive up to an additional $5.25 million contingent on specific milestones. With the FDA’s approval of arimoclomol, the first $2 million milestone has now been successfully met. Relief remains eligible for $3.25 million if OLPRUVA’s quarterly net sales reach $1.5 million by the end of the third quarter of 2025. Further details about the agreement can be found in the press release issued on August 5, 2024.

ABOUT RELIEF

Relief is a commercial-stage biopharmaceutical company committed to advancing treatment paradigms and delivering improvements in efficacy, safety, and convenience to benefit the lives of patients living with select specialty and rare diseases. Relief’s portfolio offers a balanced mix of marketed, revenue-generating products, proprietary, globally patented TEHCLO™ and Physiomimic™ platform technologies and a targeted clinical development pipeline consisting of risk-mitigated assets focused in three core therapeutic areas: rare skin diseases, rare metabolic disorders, and rare respiratory diseases. In addition, Relief is commercializing several legacy products via licensing and distribution partners. Headquartered in Geneva, Relief is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY. For more information, visit www.relieftherapeutics.com.

CONTACT:

RELIEF THERAPEUTICS Holding SA

Jeremy Meinen

Chief Financial Officer

contact@relieftherapeutics.com

DISCLAIMER

This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, including its ability to achieve its corporate, development and commercial goals, and other factors which could cause the actual results, financial condition, performance or achievements of Relief to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors, including those described in Relief’s filings with the SIX Swiss Exchange and the U.S. Securities and Exchange Commission (SEC), could adversely affect Relief. Copies of Relief’s filings with the SEC are available on the SEC EDGAR database at www.sec.gov. Relief does not undertake any obligation to update the information contained herein, which speaks only as of this date.

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